Form 6-K
No. (1)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of  May 2007
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
Date: May 31, 2007	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, May 31, 2007 Page 1 of 1

9.51 AM CET / 31-May-2007 / Electrolux (STO:ELUX A) (STO:ELUX B) (STO:ELUX BE) (LSE:ELXB)
Nomination Committee for Electrolux Annual General Meeting 2008
In accordance with the decision by the Annual General Meeting in April 2007, Electrolux shall have a Nomination Committee consisting of six members. The members should be one representative of each of the four largest shareholders in terms of voting rights, together with the Chairman of the Electrolux Board and one additional Board member.
The members of the Nomination Committee have now been appointed based on the ownership structure as of April 30. Petra Hedengran, Investor AB, is the Chairman of the committee. The other owner representatives are Ramsay J. Brufer, Alecta Pension Insurance, Marianne Nilsson, Swedbank Robur Funds, and Rune Andersson, Mellby Gård AB. The committee will also include Marcus Wallenberg and Peggy Bruzelius, Chairman and Deputy Chairman, respectively, of Electrolux.
The Nomination Committee will prepare proposals for the AGM in 2008, regarding Chairman of the AGM, Board members, Chairman of the Board, remuneration for Board members and the procedure for electing Nomination Committee for the following year.
The Annual General Meeting of AB Electrolux will be held on April 1, 2008, at the Berwald Hall, Dag Hammarskjölds väg 3, Stockholm, Sweden.
Shareholders who wish to submit proposals to the Nomination Committee can send an email to nominationcommittee@electrolux.com
For further information, contact Electrolux Press Hotline +46 8 657 6507.
Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2006, Electrolux had sales of SEK 104 billion and 56,000 employees. For more information, visit http://www.electrolux.com/press.